Exhibit 99.1

RDA Microelectronics Announces the Receipt of Shareholder Approval for Acquisition by Tsinghua Unigroup Ltd.

SHANGHAI, China, December 27, 2013 — RDA Microelectronics, Inc. (Nasdaq: RDA) (“RDA” or the “Company”), a fabless semiconductor company that designs, develops and markets wireless systems-on-chip and radio-frequency (RF) semiconductors for cellular, connectivity and broadcast applications, today announced the results of its extraordinary general meeting of shareholders (the “EGM”) held on December 27, 2013 in respect of the Company’s pending acquisition by Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). As previously announced on November 12, 2013 and December 20, 2013, RDA and Tsinghua Unigroup entered into a definitive merger agreement dated November 11, 2013, as amended (the “Merger Agreement”), pursuant to which the Company will become a majority-owned subsidiary of Tsinghua Unigroup (the “Merger”) and each American depositary share (representing six ordinary shares) will be converted into the right to receive US$18.50 in cash and each ordinary share will be converted into the right to receive US$3.083333 in cash.

At the EGM, shareholders constituting a valid quorum were present in person or by proxy and approved all of the resolutions proposed in the EGM notice, which included approval of (1) the Merger Agreement, (2) the Plan of Merger required to be filed with the Registrar of Companies in the Cayman Islands to give effect to the Merger and (3) the transactions contemplated by the Merger Agreement, including the Merger. Approximately 70.70% of the outstanding ordinary shares (including ordinary shares underlying outstanding American depositary shares) voted at the EGM, with approximately 99.74% of such voted shares voting in favor of these resolutions.  As such, the Merger was duly approved by the Company’s shareholders.

Completion of the Merger remains subject to the satisfaction or waiver of other customary closing conditions set forth in the Merger Agreement, including the receipt of the required regulatory approvals.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets wireless system-on-chip and radio-frequency semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes baseband, radio-frequency front-end modules, power amplifiers, transceivers, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements.  Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the uncertainty regarding further regulatory changes with respect to the PRC regulatory requirements impacted by the new regulations promulgated by the PRC State Council; the Company’s anticipated growth strategies; its future results of operations and financial condition; impact of currency volatility in emerging markets; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the United States Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com